WEDGE NET EXPERTS, INC.
                                300 Sunport Lane
                             Orlando, Florida 32809

                         Commission File No.: 333-45678

                            -------------------------

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                           --------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


This Information Statement (the "Information Statement") is being mailed on or about April 15, 2002, to the holders of record on April 11, 2002, of the shares of our common stock. It is being furnished in connection with the appointment of certain individuals to our Board of Directors without a meeting of the stockholders.

On March 1, 2002, we entered into an Agreement and Plan of Merger, dated March 1, 2002 (the "Agreement"), with the following parties: (a) our then principal stockholder, Gregory M. Walters ("Mr. Walters"); (b) our wholly-owned subsidiary, Sequiam Acquisitions, Inc., a California corporation ("Acquirer");
(c) Sequiam, Inc., a Delaware corporation ("Sequiam"); and (d) the following stockholders of Sequiam: (i) Nicolaas H. Van den Brekel, (ii) Mark L. Mroczkowski, (iii) Brekel Group, Inc., a Delaware corporation, and (iv) James W. Rooney, Trustee of the James W. Rooney Living Trust (collectively, the "Sequiam Shareholders"). Pursuant to the Agreement, we issued 20,000,000 shares of our common stock, in the aggregate, to the Sequiam Shareholders, in exchange for all of the outstanding common stock of Sequiam, consisting of 20,000,000 shares. Effective on or about April 2, 2002, Acquirer and Sequiam merged and Acquirer survived in accordance with an Agreement of Merger filed with the California Secretary of State on or about April 2, 2002, and a Certificate of Merger filed with the Delaware Secretary of State on or about April 2, 2002. We then changed the name of Acquirer to "Sequiam, Inc."

Additionally, pursuant to the Agreement, Mr. Walters returned to treasury 500,000 shares of our common stock beneficially owned by him, and we cancelled those shares. Except for the exchange of shares described above, no other consideration was paid or received by any party to the Agreement.

Pursuant to the Agreement, we agreed to appoint the following persons (each, a "Designee") to the Board of Directors effective on or about April 22, 2002: (1) Nicolaas H. Van den Brekel, and (2) Mark L. Mroczkowski. Mr. Walters, Donald S. Brady and Dana E. Walters agreed to resign from the Board of Directors, effective as of the same date.

No action is required by our stockholders to (a) conclude the foregoing transactions, (b) appoint each Designee to the Board of Directors, or (c) accept the resignations of Mr. Walters, Donald R. Brady and Dana E. Walters as directors. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires us to mail to our stockholders the information contained in this Information Statement prior to the effective change in a majority of the Board of Directors. This is because the change in control is not being effected at a meeting of the stockholders and is the result of the acquisition of 10% or more of our common stock.

Our principal executive office is currently located at 300 Sunport Lane, Orlando, Florida 32809.

PREFERRED  STOCK

We are currently authorized to issue 10,000,000 shares of Preferred Stock with $0.001 par value. As of the date of this Information Statement, there were no shares of Preferred Stock issued.

COMMON  STOCK

Our common stock is the only class of voting securities issued and outstanding. Each share of stock is entitled to one vote. Following the transactions described in this Information Statement and as of April 1, 2002, there were 24,233,000 shares of common stock issued and outstanding.

RIGHT  TO  DESIGNATE  DIRECTORS;  THE  DESIGNEES

Our Board of Directors currently consists of three (3) members. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. Pursuant to the Agreement, our Board of Directors will be reduced to two members. Each Designee has agreed to act as a director.

The Designees will take office as directors ten (10) days after we file this Information Statement with the Securities and Exchange Commission and transmit it to holders of record of our common stock who would be entitled to vote at a meeting for election of directors. Upon assuming office, the Designees will thereafter constitute our Board of Directors.

DESIGNEE

The following table sets forth the full name, present principal occupation or employment, five-year employment history and certain other information concerning the Designees:

NAME                          AGE          POSITION

Nicolaas H. Van den Brekel     38          Director, Chief Executive Officer

Mr. Van den Brekel will serve as a Director and as the Chief Executive Officer and President.

Mr. Van den Brekel has served as the President and Chief Executive Officer of Sequiam since October 1999. Mr. Van den Brekel was employed by Sequiam as a consultant from December 1997 to September 1999. Prior to that, he was a partner of Health Dynamic Research Company, Inc. from December 1997 until September 1999.

NAME                          AGE          POSITION

Mark  L.  Mroczkowski         48     Director,  Treasurer,  Chief Financial
                                     Officer, Secretary  and
                                     Senior  Vice  President

Mark L. Mroczkowski will serve as a Director and as an Officer in each of the following positions: Treasurer, Chief Financial Officer, Secretary and Senior Vice president.

Mr. Mroczkowski has served as a Director and as an Officer of Sequiam in each of the following positions prior to our acquisition of Sequiam: Senior Vice President, Secretary, Treasurer and Chief Financial Officer, since 1999. From 1996 to 1999, Mr. Mroczkowski served as Vice President of Finance for GeoStar Corporation. He is a Certified Public Accountant with approximately 25 years of experience in accounting and finance.


CURRENT  DIRECTORS  AND  EXECUTIVE  OFFICERS  OF  THE  COMPANY

Pursuant to our Bylaws, each of our current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about our current directors and executive officers are set forth below.

NAME                  AGE    POSITION                             DIRECTOR SINCE

Gregory M. Walters    53     Director, Chief Executive Officer,   9/21/1999

Mr. Walters served as our President and Chief Executive Officer since our inception on September 21, 1999. Since 1986, Mr. Walters has been employed in the middle management position of program coordinator/department chair by Pellissippi State Technological College, Knoxville, Tennessee, which is rated in the top one percent of technical colleges. Mr. Walters has lectured to a number of local, state and national educational workshops on computer and robot usage, the future of computers and computer and office trends analysis. He has also authored a number of commercial and data processing programs in national distribution.

Donald  R.  Brady     57     Director,  Vice  President,          9/21/1999

Mr. Brady served as our Vice President since our inception on September 21, 1999. Mr. Brady is a nationally recognized leader in the conception, design and deployment of intelligent transportation border crossing systems and innovative trade data and commercial vehicle information systems. Since 1995, he has worked for Transborder Systems, Inc., a privately-held company engaged in the design, development and implementation of border crossing systems.


Dana  E.  Walters     40     Director, Secretary,                 9/21/1999
                             Chief Financial Officer,

Ms. Walters served as our Secretary and Chief Financial Officer since our inception on September 21, 1999. From January 1988 through October 2000, Ms. Walters served as a real estate associate with Douglas, Wilson & Company, in San Diego, California, which was appointed by a California bankruptcy court to liquidate a real estate portfolio of 92 properties located in 27 states. Ms. Walters responsibilities were largely administrative, including monitoring of all co-listing brokers and properties. Ms. Walters experience also includes conducting comparative real estate market analysis and negotiating and consummating residential real estate sales.

MEETINGS  AND  COMMITTEES  OF  THE  BOARD  OF  DIRECTORS

We do not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended December 31, 2001, the Board of Directors held no meetings and did not act by written consent.


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
Directors who also serve as officers or employees receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees. Messrs. Nicolaas H. Van den Brekel and Mark L. Mroczkowski are full-time employees, and will continue to be employed on a full-time basis following appointment to the Board of Directors.

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

EXECUTIVE  COMPENSATION

The following table sets forth in summary form the compensation received by the persons serving as the Company's Chief Executive Officer during the years ended December 31, 2001 and 2000. No other executive officer of the Company received compensation in excess of $100,000 during these years.

                                 ANNUAL  COMPENSATION           LONG  TERM  COMPENSATION
                        --------------------------------------  --------------------------------------
(a)                     (b)     (c)      (d)     (e)            (f)                (g)
Name and Principal                               Other Annual   Restricted Stock   Securities
Position                Year    Salary   Bonus   Compensation   Awards             Underlying/ Options
----------------------  -----  --------  ------  -------------  -----------------  -------------------

Gregory M. Walters,      2001         0       0              0                  0               0
Chief Executive
Officer
                         2000         0       0              0                  0               0
                         1999         0       0              0                  0      2,800,000 Common
                                                                                             Shares

----------------------  -----  --------  ------  -------------  -----------------  -------------------
Donald R. Brady, Vice    2001         0       0              0                  0               0
President
                         2000         0       0              0                  0               0
                         1999         0       0              0                  0               0

----------------------  -----  --------  ------  -------------  -----------------  -------------------
Dana E. Walters,         2001  $  3,000       0              0                  0               0
Secretary and Chief
Financial Officer
                         2000  $  3,000       0              0                  0               0
                         1999         0       0              0                  0               0

----------------

For the year ending December 31, 2002, we have entered into an employment agreement with each of Nicolaas H. Van den Brekel and Mark L. Mroczkowski. Nicolaas H. Van den Brekel's employment agreement relates to his position as Chief Executive Officer, and calls for an annual salary of $150,000, and Mark L. Mroczkowski's employment agreement relates to his position as Treasurer, Chief Financial Officer, Secretary and Senior Vice President, and calls for an annual salary of $126,000. Both employment contracts contain indemnification provisions, and each contract provides for the right to participate in all medical and other employee benefit plans, including vacation, sick leave, retirement accounts, profit sharing, stock option plans, stock appreciation rights, and other employee benefits provided by us to any similarly situated employees.

COMPENSATION  OF  DIRECTORS

During the fiscal year ending December 31, 2001, the only officer who received any compensation whatsoever, was Dana E. Walters, who received the sum of $3,000 for work as Secretary and Chief Financial Officer. Other than as described herein, we paid no compensation to any officer or director. No arrangements are presently in place regarding compensation to directors or for committee participation or special assignments, except as described in this Information Statement.

We do not provide our officers or employees with any stock appreciation rights, long-term incentive, stock options or other equity incentive plans. We plan to offer one or more of such plans in the future as our business grows and our need to attract and retain more employees may require. No bonus or incentive plans are currently in effect, nor are there presently any understandings in place concerning additional compensation to our officers and directors, other than as described above, regarding Messrs. Nicolaas H. Van den Brekel and Mark L. Mroczkowski.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The  following  tables set forth the number of shares of stock reported to us by
(i) owners of more than 5% of the Company's common stock and, (ii) all officers and directors of the Company individually and as a Group, prior to and following the transactions described in this Information Statement.

I.     PRIOR  TO  THE  ACQUISITION  OF  SEQUIAM:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to us to be the beneficial owner of more than five percent (5%) of our common stock:

NAME AND ADDRESS              AMOUNT AND NATURE   PERCENT OF
OF BENEFICIAL OWNER          OF BENEFICIAL OWNER     CLASS

Gregory M Walters                      2,800,000      59.16%
1706 Winding Ridge Road
Knoxville, Tennessee 37922

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our common stock by each of our officers and directors, and the officers and directors as a group:

NAME AND ADDRESS              AMOUNT AND NATURE   PERCENT OF
OF BENEFICIAL OWNER          OF BENEFICIAL OWNER     CLASS

Gregory M Walters                      2,800,000      59.16%
1706 Winding Ridge Road
Knoxville, Tennessee 37922

All Officers and Directors             2,800,000      59.16%
as a Group (1 Person)

II.     SUBSEQUENT  TO  THE  ACQUISITION  OF  SEQUIAM:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to us to be the beneficial owner of more than five percent (5%) of our common stock:

NAME AND ADDRESS              AMOUNT AND NATURE   PERCENT OF
OF BENEFICIAL OWNER          OF BENEFICIAL OWNER     CLASS

Nicolaas H. Van den Brekel            14,000,000      57.77%
300 Sunport Lane
Orlando, Florida 32809

Mark L. Mroczkowski                    4,500,000      18.57%
300 Sunport Lane
Orlando, Florida 32809

Gregory M. Walters                     2,300,000      09.49%
1709 Winding Ridge Road
Knoxville, Tennessee

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our common stock of each of our officers and directors, and the officers and directors as a group:

NAME AND ADDRESS              AMOUNT AND NATURE   PERCENT OF
OF BENEFICIAL OWNER          OF BENEFICIAL OWNER     CLASS

Nicolaas H. Van den Brekel            14,000,000      57.77%
300 Sunport Lane
Orlando, Florida 32809

Mark L. Mroczkowski                    4,500,000      18.57%
300 Sunport Lane
Orlando, Florida 32809

All Officers and Directors            18,500,000      76.34%
as a Group (2 People)

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange
Commission. These persons are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

To the best of our knowledge, no such report was filed by Gregory Walters, Dana Walters or Donald Brady. To the best of our knowledge, no other person is delinquent in filing such reports.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Pursuant to the Agreement, the prior owners of Sequiam have acquired an aggregate of 20,000,000 out of 24,233,000 shares of our outstanding common stock, and therefore, they are deemed to control the Company. We intend to oversee the ongoing business of Sequiam under the leadership of the new Board of Directors.

Nicolaas H. Van den Brekel and Mark L. Mroczkowski will serve as officers for a two-year term beginning April 1, 2002, in accordance with the employment agreement described above.

Other than with respect to the transactions described in this Information Statement, during the last two years, none of our directors or executive officers, any nominee to election as a director, any person known to us to beneficially own more than 5% of the Company's common stock, or any known member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which we were or are to be a party, in which the amount involved exceeds $60,000.

Dated:  April  15,  2002

WEDGE  NET  EXPERTS,  INC.


By:
    -----------------------------------------------------
    Nicolaas H. Van den Brekel, Chief Executive Officer


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